UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEXTIER OILFIELD SOLUTIONS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65290C105

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17018 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65290C105	SCHEDULE 13D	Page 2

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,499,302 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,499,302 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,499,302 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.81% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), owns 21,499,302 shares of common stock, $0.01 par value per share (“Common Stock”), of NexTier Oilfield Solutions, Inc. (the “Issuer”). The general partner of THRC Holdings is THRC Management, LLC, a Texas limited liability company (“THRC Management”). Dan Wilks is the sole member of THRC Management.

(2)

Percent of class based on 244,035,932 shares of Common Stock issued and outstanding as of April 25, 2022, as reported in the Issuer’s quarterly report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2022.

CUSIP No. 65290C105	SCHEDULE 13D	Page 3

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,499,302 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,499,302 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,499,302 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.81% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	THRC Holdings owns 21,499,302 shares of Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)	Percent of class based on 244,035,932 shares of Common Stock issued and outstanding as of April 25, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on April 28, 2022.

CUSIP No. 65290C105	SCHEDULE 13D	Page 4

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,499,302 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,499,302 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,499,302 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.81% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	THRC Holdings owns 21,499,302 shares of Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)	Percent of class based on 244,035,932 shares of Common Stock issued and outstanding as of April 25, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on April 28, 2022.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2021, as amended by Amendment No. 1 thereto filed with the SEC on August 12, 2021 (the “Schedule 13D”), by Dan Wilks, Staci Wilks, THRC Holdings, LP (“THRC Holdings”) and THRC Management, LLC (“THRC Management”) relating to shares of common stock, par value $0.01 per share (“Common Stock”), of NexTier Oilfield Solutions, Inc., a Delaware corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

(a) This Schedule 13D is being filed jointly by Dan Wilks, THRC Holdings and THRC Management (collectively, the “Reporting Persons”).

(b) The business address of each of the Reporting Persons is 17018 IH 20, Cisco, Texas 76437.

(c) The principal occupation of Dan Wilks is self-employed investor. THRC Holdings is a limited partnership. THRC Management is a member-managed limited liability company.

(d) No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dan Wilks is a citizen of the United States of America. THRC Holdings a limited partnership organized under the laws of the State of Texas. THRC Management is a limited liability company organized under the laws of the State of Texas.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

The shares of Common Stock reported herein were acquired in the open market using working capital of THRC Holdings.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a), (b) and (c) as follows:

(a)—(b) Each Reporting Person’s beneficial ownership of the Issuer’s Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 21,499,302 shares of the Issuer’s Common Stock, representing approximately 8.81% of the 244,035,932 shares of the Issuer’s Common Stock outstanding as of April 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the SEC on April 28, 2022.

Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 21,499,302 shares of the Issuer’s Common Stock. THRC Holdings beneficially owns 21,499,302 shares of Common Stock, representing approximately 8.81% of the 244,035,932 shares of the Issuer’s Common Stock outstanding as of April 25, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on April 28, 2022. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management. As a result, each of Dan Wilks and THRC Management may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by THRC Holdings.

(c) The information set forth in Item 3 of this Amendment is incorporated herein by reference. The transactions in shares of the Issuer’s Common Stock by the Reporting Persons during the past sixty (60) days are set forth on Schedule I hereto which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 30, 2022, the Reporting Persons entered into the Joint Filing Agreement attached as Exhibit 1 to this Amendment, pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of this Amendment with respect to securities of the Issuer and any subsequent amendments thereto.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 30, 2022.

2	Power of Attorney – Dan Wilks (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed with the SEC on February 1, 2021).

3	Power of Attorney – THRC Management, LLC on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP (incorporated by reference to Exhibit 99.4 to the Reporting Persons’ Schedule 13D filed with the SEC on February 1, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2022

*
Dan Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact

Schedule I

Transactions in shares of the Issuer’s Common Stock During the Past Sixty (60) Days

Nature of Transaction	Securities Purchased/Sold	Price Per Share ($)	Date of Purchase / Sale
Purchase of Common Stock	742,919	10.70	05/04/2022
Purchase of Common Stock	118,151	10.52	05/05/2022
Purchase of Common Stock	1,000,000	9.77	05/09/2022
Sale of Common Stock	500,000	10.09	05/13/2022
Sale of Common Stock	26,991	10.48	05/16/2022
Purchase of Common Stock	467,819	10.15	06/13/2022
Purchase of Common Stock	1,228,153	10.01	06/15/2022
Purchase of Common Stock	259,400	10.00	06/17/2022
Purchase of Common Stock	198,002	8.75	06/23/2022